Exhibit 99.1

NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2023 annual general and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of New Pacific Metals Corp. (the “Company”) will be held at Oceanic Plaza, Suite 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 in the Main Boardroom on Friday, December 1, 2023 at 9:00 a.m. (Pacific Time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended June 30, 2023, together with the report of the auditor thereon;

2.	to fix the number of directors at seven;

3.	to elect directors for the ensuing year;

4.	to re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor for the Company for the ensuing year, and to authorize the directors to fix their remuneration;

5.	to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution reapproving the Company’s share-based compensation plan (the “Omnibus Plan”), and all unallocated Awards thereunder, approved by the Company’s board of directors on October 24, 2023, as more particularly described in the accompanying management information circular; and

6.	to transact such other business as may be properly brought before the Meeting or at any adjournments thereof.

Particulars of the foregoing matters are set forth in the Management Information Circular (the “Circular”) accompanying this notice. Only Shareholders of record on October 25, 2023 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of proxy and deliver it to the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Circular accompanying this notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of October 2023

BY ORDER OF THE BOARD OF DIRECTtORS

“Andrew Williams”

Andrew Williams
Chief Executive Officer New Pacific Metals Corp.